Exhibit 99.1

NewsRelease

TransCanada Announces $2.4 Billion Expansion to Increase Market Access for WCSB Supply

CALGARY, Alberta - February 15, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it will move forward with a $2.4 billion expansion of its NGTL System to connect incremental supply and expand basin export capacity by one billion cubic feet of natural gas per day (Bcf/d) at the interconnection with its Canadian Mainline.

NGTL recently completed an open season for existing and export capacity at the Empress/McNeill Export Delivery Point that was oversubscribed. Shippers have executed binding agreements for 1.0 Bcf/d of expansion capacity for firm service that will commence in November 2020 and April 2021.  The average of the contract terms awarded for the expansion capacity is 28.6 years.

“The successful open season shows strong industry support to significantly expand transmission capacity out of the basin and improve market connectivity for Canadian natural gas production,” said Russ Girling, TransCanada’s president and chief executive officer. “We continue to work diligently with industry to facilitate economic access for their natural gas to key export markets, including access to Eastern Canada and the U.S. Northeast through TransCanada’s Canadian Mainline and downstream systems.”

NGTL also executed contracts for incremental firm receipt service totaling 620 million cubic feet of natural gas per day beginning in April 2021. These contracts will connect new supply in the low-cost Montney, Deep Basin and Duvernay plays to the NGTL System and provide shippers access to various local and export markets.

“This program will provide much-needed transportation solutions for Western Canadian natural gas producers and unlock access to existing Canadian Mainline capacity,” added Girling. “The NGTL System is a strategic TransCanada asset and we are committed to providing shippers with timely and competitive options to connect growing basin supply to downstream markets throughout North America.”
The incremental receipt and export delivery contracts will drive a $2.4 billion expansion program that will include approximately 375 kilometres (233 miles) of large diameter pipeline, compression facilities, meter stations and other associated facilities. NGTL anticipates filing a project description with the National Energy Board by the second quarter of 2018 to initiate the regulatory review process for the expansion and, subject to regulatory approvals, it expects construction will begin in 2019.
Today’s announced $2.4 billion program supplements NGTL’s current ongoing substantial capital expansion program, bringing the total near-term NGTL growth commitment to approximately $7.2 billion.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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